UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Registered Direct Offering

On March 10, 2026, Zeta Network Group (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Investors”) for the purchase and sale of up to $10 million of convertible notes and warrants to purchase the Company’s Class A Ordinary Shares, having a nominal or par value of USD$0.25 each (the “Ordinary Shares”) to take place in up to two tranches. The first tranche includes (a) $6 million in principal amount of the Company’s Senior 10% Original Issue Discount Convertible Promissory Notes (the “First Tranche Notes”) and (b) warrants (the “First Tranche Warrants”) to purchase up to 270,271 Ordinary Shares. The Company also agreed to issue 185,344 Ordinary Shares (the “Pre-Delivery Shares,” together with the First Tranche Notes, the First Tranche Warrants, and the Ordinary Shares underlying the First Tranche Notes and the First Tranche Warrants, the “Securities”) to the Investors. The first tranche offering resulted in gross proceeds to the Company of $5.4 million, before deducting placement agent fees and other offering expenses (the “Offering”).

The First Tranche Notes bear no interest and are convertible immediately upon issuance, subject to certain exceptions, into the Ordinary Shares at an initial conversion price equal to the lower of (i) $18.51, or (ii) a price equal to the greater of (x) the initial floor price (the “Floor Price”) of $1.742, subject to adjustment, or (y) an “Alternative Conversion Price,” equal to 90% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date. If the Alternative Conversion Price is less than the Floor Price in effect, the Company is obligated to issue a number of shares equal to the conversion amount divided by such Floor Price, and either pay to the First Tranche Note holder in cash by via transfer of immediately available funds, or add to the outstanding principal of the First Tranche Notes an amount described in the First Tranche Notes. The First Tranche Notes are secured by each subsidiary of the Company and rank senior to all other Company debts and liabilities.

The First Tranche Warrants are exercisable immediately upon issuance, subject to certain exceptions, will expire five years from the initial date of exercise, and have an initial exercise price of $18.51 per share (subject to a market price adjustment in the event of a share consolidation) and contain certain anti-dilution provisions.

The Company issued the Pre-Delivery Shares for the Investors to hold against the Company’s delivery of Ordinary Shares upon the conversion of the First Tranche Notes or the exercise of the First Tranche Warrants. The Investors may not vote or dispose of the Pre-Delivery Shares until their conversion or exercise.

The Company also entered into a placement agency agreement dated March 10, 2026 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.0% of the gross proceeds raised in the Offering.

The Company intends to use the net proceeds from the Offering for general corporate and working capital purposes. The Offering closed on March 12, 2026.

In addition, the Company also agreed to sell the Investors, subject to the conditions set forth in the Securities Purchase Agreement, on the first trading day following 60 days after the effectiveness and reflection on the records of the Depository Trust Company and in the trading of the Ordinary Shares on Nasdaq of the previously announced 1:100 reverse share split and share consolidation, $4 million in principal amount of our Senior 10% Original Issue Discount Convertible Promissory Notes and warrants, the number of which will be determined by dividing $2 million by the daily VWAP as of the trading day immediately prior to the closing date, with substantially the same terms as the First Tranche Notes and First Tranche Warrants.

A form of the SPA, the Placement Agency Agreement, a form of the First Tranche Notes and a form of the First Tranche Warrants, are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, to this report on Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms the SPA, the Placement Agency Agreement, the First Tranche Notes and the First Tranche Warrants, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

On March 10, 2026, the Company issued a press release announcing the pricing. A copy of the pricing press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Conyers Dill & Pearman LLP is attached hereto as Exhibit 5.1.

The sale and offering of the Securities described above was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-292327) that was previously filed with the Securities and Exchange Commission on December 22, 2025 and declared effective on January 5, 2026.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File No.: 293130, filed on February 2, 2026) and on Form F-3 (File No. 333-292327, filed on January 5, 2026), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
5.1	Cayman Islands Legal Opinion
99.1	Form of SPA
99.2	Placement Agency Agreement
99.3	Form of First Tranche Note
99.4	Form of First Tranche Warrant
99.5	Pricing Press Release dated March 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2026

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

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